Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1
Luchu Taoyuan County
Taiwan

December 7, 2015

United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporate Finance
Mail Stop 3030

Attention: Kevin Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

Re:	Omphalos, Corp.
Form 10-K for the Year Ended December 31, 2014
Filed March 25, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 13, 2015
File Number 0-32341

Dear Mr. Kuhar:

We have received and read your letter dated November 23, 2015, regarding the above-referenced matter. As you know, in that letter, you requested us to provide you with information so that you may better understand the disclosure at issue. Accordingly, the purpose of this letter is to provide you with that information.

Comment:

Form 10-Q for the Quarterly Period Ended September 30, 2015

Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)

1.

We note that the amount recorded as cost of sales for the three months ended September 30, 2015 of $3,258 is greater than your cost of sales for the nine months ended September 30, 2015 of $1,914. Also, it appears that the Sales, net amount reported for the nine months ended September 30, 2015 is less than the sum of the amount previously reported for your six months ended June 30, 2015 and the amount reported in the latest quarter, and appears to exclude Sales, net previously reported for the three months ended March 31, 2015. Please address the following:

•	Describe to us in quantified detail the transactions you recorded in the quarter ended September 30, 2015 that resulted in reducing cost of sales and revenues you recorded in previous quarters.

United States Securities and Exchange Commission
December 7, 2015

•	Identify and explain how you applied the US GAAP guidance you relied upon in recording these transactions.

•	Revise Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to clearly describe these significant transactions and discuss their impact on your results. Refer to Item 303(b) of Regulation S-K.

Response:

We made an adjustment to record the inventory reserve valuation of $1,832.00 during the first quarter of 2015. In the second quarter of 2015, we inadvertently reversed the adjusting entry without making another entry to record the allowance for that second quarter, which resulted in a negative Cost of Sales amount for the 3 months ended June 30, 2015. Additionally, we inadvertently classified in the sales account the amount of $1,754.00 which should have been classified as a purchase return, which resulted in an increase of the sales amount.

We have prepared and filed with this letter amended quarterly reports for the second and third quarters of 2015. Additionally, we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to clearly describe these significant transactions and discuss their impact on our results.

Hopefully, the information specified in this letter and those quarterly reports provide you with information that satisfactory responses to your request specified in that letter dated November 23, 2015. Of course, in the event you have additional questions or comments regarding this or any other matter, please do not hesitate to contact us.

Thank you.

Sincerely,

Omphalos, Corp.,
a Nevada corporation

/s/
By: Chu Pi Yun,
        Chief Financial Officer